Press Release

CAE reports first quarter financial results for fiscal year 2013 and announces dividend increase

•      Revenue of C$480.1 million compared to C$427.9 million in prior year

•      Net income attributable to equity holders of C$21.3 million compared to C$43.1 million in prior year

•      EPS(1) of C$0.08 (C$0.18 before restructuring, integration and acquisition costs)(2) vs. C$0.17 in prior year

•      Quarterly dividend raised by 25% to $0.05 per share

Montreal, Canada, August 9, 2012 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the first quarter ended June 30, 2012. Net income attributable to equity holders was $21.3 million ($0.08 per share) this quarter, compared to $43.1 million ($0.17 per share) last year. All financial information is in Canadian dollars.

Excluding the $32.0 million ($25.4 million after tax) impact of restructuring, integration and acquisition costs this quarter, net income attributable to equity holders was $46.7 million ($0.18 per share).

Revenue for the quarter was $480.1 million, 12% higher than $427.9 million last year.

“We made good progress this quarter in executing our plan to strengthen our market position and to adapt our business to market conditions. Our results reflect the ongoing efforts associated with the implementation of our restructuring program, and the acquisition and integration of Oxford Aviation Academy,” said Marc Parent, CAE’s President and Chief Executive Officer. “Our Civil business continued to show the strength of our global franchise, and we are encouraged by the better than anticipated opportunities for synergies we have identified with Oxford. Military results in the quarter reflected the late timing of orders received in the prior year, which will start to benefit our second half. We remain confident in modest Military growth for the year as a whole.”

CAE’s Board of Directors today approved a 25% increase in CAE’s quarterly dividend, reflecting our continued confidence in CAE’s business model, which involves increased recurring revenue and cash flow.

“Following our two recent large acquisitions, we have the right platforms to leverage our unique capabilities and lead the market, and we are focused on the integration and execution of our business,” added Parent. “With no further material acquisition plans in the near term, we are prioritizing the use of capital and free cash flow toward selectively funding investments where demand has been secured, reducing our debt, and generating higher current returns for shareholders.”

Summary of consolidated results

(amounts in millions, except for operating margins)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$480.1	506.7	453.1	433.5	427.9
Operating profit(3)		$44.8	88.7	77.5	63.9	72.0
As a % of revenue	%	9.3	17.5	17.1	14.7	16.8
Net income		$21.7	53.7	46.1	38.7	43.5
Net income attributable to equity holders of the Company		$21.3	53.2	45.6	38.4	43.1
Backlog(4)		$3,894.5	3,724.2	3,514.9	3,648.2	3,463.2

Civil segments

Revenue for our combined Civil segments increased 20% in the first quarter to $251.2 million compared to $210.1 million last year. First quarter operating income was $47.7 million (19.0% of revenue) compared to $45.2 million (21.5% of revenue) last year. Our results include six weeks of performance from the recently acquired Oxford Aviation Academy (Oxford), which is now in the process of being integrated with CAE.

Civil market activity continued to be robust with seven full-flight simulator orders booked in the first quarter. Year to date we have announced 10 orders and continue to expect the total to reach the mid-30s by the end of the fiscal year. During the quarter, we also obtained training services contracts expected to generate $132.4 million in future revenue. These contracts include a multi-year agreement with Cebu Pacific Air at the new Philippine Academy for Aviation Training and long term contract extensions with existing customers, SilkAir in Singapore and KLM Flight Academy to train Ab-Initio cadets at the CAE Oxford Aviation Academy.

We received $235.2 million in combined civil segment orders this quarter representing a book-to-sales ratio of 0.94x. The ratio for the trailing 12 months was 1.24x.

Training & Services/Civil (TS/C)

(amounts in millions except operating margins, RSEU and FFSs deployed)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$170.9	132.3	123.0	119.1	124.0
Segment operating income		$33.3	30.3	28.8	27.6	35.5
Operating margins	%	19.5	22.9	23.4	23.2	28.6
Backlog		$1,400.0	1,183.4	1,102.8	1,125.4	970.5
RSEU		164	142	140	139	137
FFS deployed		216	171	170	165	160

Simulation Products/Civil (SP/C)

(amounts in millions except operating margins)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$80.3	83.1	80.7	92.6	86.1
Segment operating income		$14.4	14.0	13.2	14.7	9.7
Operating margins	%	17.9	16.8	16.4	15.9	11.3
Backlog		$361.9	351.6	366.5	340.6	341.1

Military segments

Revenue for our combined Military segments decreased 2% in the first quarter to $202.8 million compared to $206.4 million last year. Operating income was $28.4 million (14.0% of revenue) for the quarter, compared to
$29.4 million (14.2% of revenue) last year.

We booked orders during the quarter for a suite of fixed-wing Advanced Jet Trainer aircraft simulators and training devices and we received a contract to perform upgrades on the U.S. Navy’s MH-60S and MH-60R Seahawk helicopter maintenance trainers. We also got an order from the U.S. Air Force to upgrade a C-5 weapons systems trainer.  In services, we received a contract to continue providing in-service support for the Canadian Forces CF-18 aircraft, and a contract to provide training support services for the Royal Australian Air Force on C-130H and C-130J aircraft.

We received $145.5 million in combined military segment orders this quarter representing a book-to-sales ratio of 0.72x. The ratio for the trailing 12 months was 1.00x.

Simulation Products/Military (SP/M)

(amounts in millions except operating margins)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$135.4	195.6	152.4	136.0	135.2
Segment operating income		$19.5	34.6	26.9	20.9	18.8
Operating margins	%	14.4	17.7	17.7	15.4	13.9
Backlog		$755.6	786.0	812.7	907.4	897.8

Training & Services /Military (TS/M)

(amounts in millions except operating margins)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$67.4	71.5	69.9	65.5	71.2
Segment operating income		$8.9	11.0	10.0	9.3	10.6
Operating margins	%	13.2	15.4	14.3	14.2	14.9
Backlog		$1,377.0	1,403.2	1,232.9	1,274.8	1,253.8

New Core Markets

Revenue in New Core Markets was $26.1 million for the quarter, up 129% from $11.4 million last year. Operating income was $0.7 million for the quarter, compared to negative $2.6 million last year.

We continued to gain traction by penetrating global markets for our innovative products and services.

In CAE Mining, we sold software solutions to customers including Vale, Polymetal International and Somincor during the quarter and we released new applications and updates to our software and hardware solutions.

In CAE Healthcare, we sold solutions within our range of simulator products and centre management systems to defence customers in the U.S. and U.K., and to universities and teaching hospitals in the U.S., Mexico, Slovenia, Poland, UAE and Japan.

New Core Markets (NCM)

(amounts in millions)		Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012
Revenue		$26.1	24.2	27.1	20.3	11.4
Segment operating income (loss)		$0.7	(1.2)	(1.4)	(8.6)	(2.6)
Operating margins	%	2.7	-	-	-	-

Additional financial highlights

Income taxes this quarter were $6.2 million representing an effective tax rate of 22%, compared to 24% last year. The lower rate is mainly due to lower income in higher tax jurisdictions, which was further accentuated by our restructuring measures in Europe.

Free cash flow(5) was negative $98.1 million this quarter. The decrease from last quarter was mainly attributable to unfavourable changes in non-cash working capital and lower cash provided by operating activities mainly as a result of the restructuring, integration and acquisition costs. The unfavourable changes in non-cash working capital, as we normally see in the first quarter of the fiscal year, are mainly due to a decrease in our accounts payable and accrued liabilities and an increase in the net position of our contracts in progress and in accounts receivable. The decrease from the first quarter of fiscal 2012 was mainly attributable to lower cash provided by operating activities and lower proceeds from the disposal of property, plant and equipment. The decrease was partially offset by a lower investment in non-cash working capital.

Capital expenditures totalled  $46.5 million this quarter, including $34.3 million in growth capital expenditures and $12.2 million for maintenance. We continue to invest selectively where we have secured demand and total capital expenditures for the year are expected to be in the range of $150 million, which is lower than the $166 million invested last year. The synergies we will derive from the acquisition of Oxford will alleviate some of the capital investments we would have otherwise had to make to support the growth of our customers.

Net debt(6) was $988.9 million as at June 30, 2012 compared with $534.3 million as at March 31, 2012. The increase of $454.6 million was mainly due to the financing of our acquisition of Oxford. Effective June 29, 2012, we amended our unsecured revolving credit facility at more favourable  interest rates and extended the maturity date from April 2015 to April 2017. The available facility amount was increased from US$450.0 million to US$550.0 million, with the additional US$100.0 million used to refinance and reduce part of the two-year banking facility put in place for the Oxford acquisition from approximately $300 million to $200 million.

CAE will pay a dividend of $0.05 per share effective September 28, 2012 to shareholders of record at the close of business on September 14, 2012.

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated interim financial statements which are posted on our website at www.cae.com/Q1FY13.

CAE’s unaudited consolidated interim financial statements and management’s discussion and analysis for the quarter ended June 30, 2012 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q1 FY2013 and annual meeting of shareholders FY2012

CAE will host a conference call focusing on fiscal year 2013 first quarter financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.  CAE is also hosting its annual meeting of shareholders for fiscal year 2012 today at 10:30 a.m. ET at the King Edward Hotel in Toronto. The meeting will also be webcast live on CAE’s site at www.cae.com. At the meeting, members of CAE senior management will review the activities of the last fiscal year, present the financial results for the first quarter ended June 30 this year and discuss prospects for the current fiscal year.

CAE is a global leader in modeling, simulation and training for civil aviation and defence. The company employs approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries. CAE offers civil aviation, military, and helicopter training services in more than 45 locations worldwide and trains approximately 100,000 crewmembers yearly. In addition, the CAE Oxford Aviation Academy offers training to aspiring pilot cadets in 12 CAE-operated flight schools.  CAE’s business is diversified, ranging from the sale of simulation products to providing comprehensive services such as training and aviation services, professional services, in-service support and crew sourcing. The company applies simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. CAE is leveraging its simulation capabilities in new markets such as healthcare and mining.  www.cae.com

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2012. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of August 9, 2012 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1)    EPS refers to net income attributed to equity holders per share.

(2)    EPS excluding restructuring, integration and acquisition costs is used for the evaluation of CAE’s operating performance excluding these event-driven costs.

(3)    Operating profit is non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(4)    Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

(5)    Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from disposal of property, plant and equipment.

(6)    Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2012	2012
Assets
Cash and cash equivalents	$259.3	$287.3
Accounts receivable	385.6	308.4
Contracts in progress: assets	269.8	245.8
Inventories	161.3	153.1
Prepayments	57.8	47.7
Income taxes recoverable	109.4	95.5
Derivative financial assets	8.9	10.3
Total current assets	$1,252.1	$1,148.1
Property, plant and equipment	1,479.1	1,293.7
Intangible assets	746.4	533.2
Deferred tax assets	31.0	24.1
Derivative financial assets	7.2	7.2
Other assets	179.3	177.4
Total assets	$3,695.1	$3,183.7

Liabilities and equity
Accounts payable and accrued liabilities	$609.9	$597.6
Provisions	45.4	21.6
Income taxes payable	7.0	10.9
Contracts in progress: liabilities	118.4	104.6
Current portion of long-term debt	238.6	136.0
Derivative financial liabilities	12.7	12.7
Total current liabilities	$1,032.0	$883.4
Provisions	8.8	6.0
Long-term debt	1,009.6	685.6
Royalty obligations	159.4	161.6
Employee benefits obligations	120.1	114.2
Deferred gains and other non-current liabilities	184.2	186.0
Deferred tax liabilities	118.7	91.8
Derivative financial liabilities	11.3	12.9
Total liabilities	$2,644.1	$2,141.5
Equity
Share capital	$459.0	$454.5
Contributed surplus	20.1	19.2
Accumulated other comprehensive loss	(14.3)	(9.8)
Retained earnings	564.6	558.0
Equity attributable to equity holders of the Company	$1,029.4	$1,021.9
Non-controlling interests	21.6	20.3
Total equity	$1,051.0	$1,042.2
Total liabilities and equity	$3,695.1	$3,183.7

Consolidated Income Statement

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2012	2011
Revenue	$480.1	$427.9
Cost of sales	321.0	288.3
Gross profit	$159.1	$139.6
Research and development expenses	14.0	15.2
Selling, general and administrative expenses	68.4	62.3
Other (gains) losses – net	(0.1)	(9.9)
Restructuring, integration and acquisition costs	32.0	-
Operating profit	$44.8	$72.0
Finance income	(1.5)	(1.2)
Finance expense	18.4	16.1
Finance expense – net	$16.9	$14.9
Earnings before income taxes	$27.9	$57.1
Income tax expense	6.2	13.6
Net income	$21.7	$43.5
Attributable to:
Equity holders of the Company	$21.3	$43.1
Non-controlling interests	0.4	0.4
	$21.7	$43.5
Earnings per share from continuing operations attributable to equity holders of the Company
Basic and diluted	$0.08	$0.17

Consolidated Statement of Comprehensive Income

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2012	2011
Net income	$21.7	$43.5
Other comprehensive income (loss)
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$2.9	$(0.9)
Net (losses) gains on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(2.5)	0.8
	$0.4	$(0.1)
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(4.8)	$(2.0)
Net change in fair value of cash flow hedges transferred to
net income or to related non-financial assets or liabilities	(1.4)	(4.5)
Income taxes	1.4	1.3
	$(4.8)	$(5.2)
Defined benefit plan actuarial losses
Defined benefit plan actuarial losses	$(6.0)	$(2.7)
Income taxes	1.6	0.7
	$(4.4)	$(2.0)
Other comprehensive loss	$(8.8)	$(7.3)
Total comprehensive income	$12.9	$36.2
Total comprehensive income attributable to:
Equity holders of the Company	$12.4	$35.8
Non-controlling interests	0.5	0.4
Total comprehensive income	$12.9	$36.2

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
three months ended June 30, 2012	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	(loss) income	earnings	Total	interests	equity
Balances, beginning of period	258,266,295	$454.5	$19.2	$(9.8)	$558.0	$1,021.9	$20.3	$1,042.2
Net income	-	-	-	-	21.3	21.3	0.4	21.7
Other comprehensive income (loss):
Foreign currency translation	-	-	-	0.3	-	0.3	0.1	0.4
Net changes in cash flow hedges	-	-	-	(4.8)	-	(4.8)	-	(4.8)
Defined benefit plan actuarial losses	-	-	-	-	(4.4)	(4.4)	-	(4.4)
Total comprehensive (loss) income	-	$-	$-	$(4.5)	$16.9	$12.4	$0.5	$12.9
Stock options exercised	217,875	1.8	-	-	-	1.8	-	1.8
Optional cash purchase	516	-	-	-	-	-	-	-
Stock dividends	224,245	2.1	-	-	(2.1)	-	-	-
Transfer upon exercise of stock options	-	0.6	(0.6)	-	-	-	-	-
Share-based payments	-	-	1.5	-	-	1.5	-	1.5
Additions to non-controlling interests	-	-	-	-	-	-	0.8	0.8
Dividends	-	-	-	-	(8.2)	(8.2)	-	(8.2)
Balances, end of period	258,708,931	$459.0	$20.1	$(14.3)	$564.6	$1,029.4	$21.6	$1,051.0

(Unaudited)	Attributable to equity holders of the Company
three months ended June 30, 2011	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of period	256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income	-	-	-	-	43.1	43.1	0.4	43.5
Other comprehensive loss:
Foreign currency translation	-	-	-	(0.1)	-	(0.1)	-	(0.1)
Net changes in cash flow hedges	-	-	-	(5.2)	-	(5.2)	-	(5.2)
Defined benefit plan actuarial losses	-	-	-	-	(2.0)	(2.0)	-	(2.0)
Total comprehensive (loss) income	-	$-	$-	$(5.3)	$41.1	$35.8	$0.4	$36.2
Stock options exercised	127,950	0.7	-	-	-	0.7	-	0.7
Stock dividends	124,075	1.6	-	-	(1.6)	-	-	-
Transfer upon exercise of stock options	-	0.4	(0.4)	-	-	-	-	-
Share-based payments	-	-	1.4	-	-	1.4	-	1.4
Dividends	-	-	-	-	(8.7)	(8.7)	-	(8.7)
Balances, end of period	257,216,781	$443.4	$18.1	$(15.1)	$497.2	$943.6	$18.9	$962.5

Consolidated Statement of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2012	2011
Operating activities
Net income	$21.7	$43.5
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment	25.0	21.8
Amortization of intangible and other assets	10.2	7.0
Financing cost amortization	0.6	0.4
Deferred income taxes	5.3	12.1
Investment tax credits	(4.9)	(4.4)
Share-based payments	(3.9)	5.5
Defined benefit pension plans	(1.2)	(2.0)
Amortization of other non-current liabilities	(3.5)	(2.5)
Other	(3.1)	(9.2)
Changes in non-cash working capital	(120.2)	(160.0)
Net cash used in operating activities	$(74.0)	$(87.8)
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(264.4)	$-
Joint ventures, net of cash and cash equivalents acquired	-	(24.9)
Capital expenditures for property, plant and equipment	(46.5)	(30.5)
Proceeds from disposal of property, plant and equipment	-	23.7
Capitalized development costs	(12.4)	(7.3)
Enterprise resource planning (ERP) and other software	(4.5)	(4.7)
Other	0.8	(0.1)
Net cash used in investing activities	$(327.0)	$(43.8)
Financing activities
Net borrowing under revolving unsecured credit facilities	$125.0	$49.0
Net effect of current financial assets program	(16.7)	0.8
Proceeds from long-term debt, net of transaction costs	321.6	9.6
Repayment of long-term debt	(45.1)	(11.4)
Repayment of finance lease	(3.7)	(3.5)
Dividends paid	(8.2)	(8.7)
Common stock issuance	1.8	0.7
Other	(1.7)	(0.6)
Net cash provided by financing activities	$373.0	$35.9
Net decrease in cash and cash equivalents	$(28.0)	$(95.7)
Cash and cash equivalents, beginning of period	287.3	276.4
Effect of foreign exchange rate changes on cash
and cash equivalents	-	0.2
Cash and cash equivalents, end of period	$259.3	$180.9
Supplemental information:
Dividends received	$2.0	$2.8
Interest paid	14.2	11.5
Interest received	2.1	1.8
Income taxes paid	6.9	14.0